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WRITER'S DIRECT NUMBER:

(212) 848-7205

MAY 11 2004

May 11, 2004

04030057

BY HAND

Securities and Exchange Commission
Division of Corporate Finance
450, Fifth Street
Washington, DC 20549

Telefônica Data Brasil Holding S.A.
12g3-2(b) Exemption Submission
File No. 82-5151

SUPPL

Ladies and Gentlemen:

On behalf of Telefônica Data Brasil Holding S.A. (the "Company"), I attach hereto the Consolidated Financial Resultsfor the First Quarter of 2004, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2 under the Securities Exchange Act of 1934, with the understanding that such information will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information shall constitute an admission for any purpose that the Company is subject to the Act.

Please do not hesitate to contact me at (212) 848-7205 if you need any further clarification on the above.

Very truly yours,

Ana Claudia Silva
Associate

PROCESSED
MAY 18 2004
THOMSON FINANCIAL

5/17

Telefónica

TELEFONICA DATA BRASIL HOLDING S.A.

Announces Consolidated Financial Results for the first quarter of 2004

Press Release, May 07, 2004 (07 pages)

For more information, please contact:
Charles E. Allen
TELEFONICA DATA BRASIL HOLDING S.A., SP, Brazil
Tel.: (55-11) 3549-7200
Fax: (55-11) 3549-7202
E-mail: callen@telesp.com.br
URL: www.telefonica.net.br

(São Paulo – Brazil; May 07, 2004) TELEFONICA DATA BRASIL HOLDING S.A. (NYSE: TDBPY; BOVESPA: TDBH) today announced its consolidated financial results for the first quarter of 2004, ended March 31. These results are presented in accordance with the Brazilian Corporate Law Method, Law # 6404, of December 15, 1976 revised by Law # 9457 of May 05, 1997, and Law # 10303 of October 31, 2001 and stated in nominal reais.

HIGHLIGHTS OF RESULTS

	Consolidated		
Unaudited Figures in Reais (Thousand)	**Mar-04**	**Mar-03**	**Variation**
Net operating revenues	140,315	109,678	*27.9%*
EBITDA [1/]	25,344	10,558	*140.0%*
EBITDA margin(%)	18.1%	9.6%	*8.4 p.p.*
Operating income	(5,868)	(17,381)	*-66.2%*
Income before income tax, social contribution	(5,805)	(17,172)	*-66.2%*
Net income	(4,294)	(11,792)	*-63.6%*
Shares outstanding (bn)	1,071	1,071	*0.0%*
EPS (000)	(0.00)	(0.01)	*-63.6%*

1/ Earnings before interest taxes, depreciation and amortization - EBITDA

Highlights

- **The EBITDA** grew 140.0%, rising from R$10.6 million in the 1Q03 to R$25.3 million in the 1Q04, improving the EBITDA margin from 9.6% to 18.1%, showing an improvement in the main indicators and metrics of the Company.

- **The Net Result** showed a positive evolution. During the 1Q04, the loss was R$4.3 million, lower than the loss of R$11.1 million in the 1Q03.

Operating Results Highlights

- **Net operating revenues** for the 1Q04 reached R$140.3 million. When compared with the R$109.7 million of the 1Q03, it results in an increase of R$30.6 million, or 27.9%.

- **Switched packaged data services** grew R$40.8 million, or 45.2%, when comparing the 1Q04 with the 1Q03, mainly because of the growth in the national services and in the Value Added Services.

- **SPEEDY Link / Switched IP** were reduced by R$25.6 million, or 90.9%, when comparing the 1Q04 with the 1Q03, mainly due to the SPEEDY Link access and switched IP services, that were transferred to Telesp.

- **Commissions** are mainly related to the revenues of voice commission paid by Telesp. These revenues, in the 1Q03, were accounted for in "Other Operating Revenues" and were reclassified. Comparing the revenues for the 1Q04 with the 1Q03, an increase of R$7.5 million, or 36% is shown. This increase was mainly due to the offering of new services such as Voice Commissions on Long Distance.

- **Other services** showed an increase of R$9.6 million, when comparing the 1Q04 with the 1Q03, mainly due to outsourcing services and integrated solutions.

- **Deductions (taxes and others):** increased R$1.6 million, or 5.4%, when comparing the 1Q04 with the 1Q03, as a result of the increase in the PIS tax rate, rising from 0.65% to 1.65%, and the Cofins tax rate that increased from 3% to 7.6%, being partially counterbalanced by the reduction of the ICMS tax caused by the decrease registered in the revenues from SPEEDY LINK and Switched IP data package service.



EBITDA - Annual
R$ Million
Net Operating Revenues
EBITDA
Operating Income
Income Before Income Tax, Social Contribution
Net Income
(25.000)
-
25.000
50.000
75.000
100.000
125.000
150.000
1Q03
1Q04

Operating Expenses / Other Operating Revenues Highlights

Operating Expenses for the 1Q04, when compared to the 1Q03, grew R$15.9 million, or 16.0%.


Operating Expenses - Annual
R$ Million
Payroll and Related Charges
General and Administrative Expenses
Taxes
Provisions
Investment Gains (Losses)
Other Operating Revenues (Expenses)
(10)
-
10
20
30
40
50
60
70
80
90
1Q03
1Q04

The changes are explained as follows:

- **Personnel Expenses** reached R$24.5 million in the 1Q04, an increase of R$5.7 million. The average headcount in the 1Q04 was 763 employees.

- **General operating / administrative expenses** reached R$87.2 million in the 1Q04, a R$10.0 million growth compared to the 1Q03. The growth was due to the increased expenses with infrastructure rental, last mile and Network Backbone.

- **Taxes** fell R$0.1 million in the 1Q04 when compared to the 1Q03. This was due to the reduction in financial revenues and, as a consequence, decreases on taxes like Cofins and PIS on financial revenues.

- **Provisions for bad debt** presented a decrease of R$0.2 million when compared with the1Q03, representing 0.77% of the net operating revenues in the 1Q04. The provisions for bad debt are established in accordance with the conservatism accounting principle adopted by the Telefónica Group.

- **Depreciation** reached R$22.9 million in the 1Q04, an increase of R$4.4 million, or 23.5% in comparison to the 1Q03, mainly caused by the growth of the plant in service.

- **Net financial revenues / (expenses):** for the 1Q04 presented an improvement in the results of R$1.1 million when compared to the 1Q03, mainly as a result of the reduction of the interest paid on loans as a consequence of the reduction of the CDI rate. As of March 31, 2004, part of the financial debt was tied to foreign currency, covered by active positions in hedge operations (swap to CDI). The swap transactions were carried out to cover the total volume of debt related to foreign currency. The gains or losses of such operations are accounted for, in the financial statements. In the 1Q04, those transactions generated a negative net consolidated result of R$2.2 million. The Company registered a balance of R$12.3 million in the current liabilities in order to reflect the unrealized loss in those operations.

LOANS AND FINANCING: As of March 31, 2004, the Company had R$191.5 million in loans and financing (R$182.0 million as of December 31, 2003), from which R$172.7 million were obtained in foreign currency at fixed interest rates (R$158.6 million as of December 31, 2003) and R$18.7 million (R$23.4 million as of December 31, 2003) were obtained in local currency at variable interest rates (CDI).

ADDITIONAL INFORMATION

- **Transactions with Associated Companies** – are carried out under the usual market conditions for this type of operation. The main transactions with associated companies, developed by this Company and its subsidiary, refer to a loan agreement with a company of the Group, telecommunication services and other rendered services, besides receivables due to fees from voice transmission services rendered by Telesp to the Company's clients and fees payable by the Company to Telesp related to data transmission services rendered to some Telesp's clients.

Shareholders' Equity – Capital Stock

The Capital Stock of the Company as of March 31, 2004 was R$702.9 million, represented by 358,716,131,431 common shares and 712,437,254,531 preferred shares, all in book entry form and without nominal value, remaining unchanged since December 31, 2003. Since April 04, 2002, when the 1st General Ordinary Shareholders' Meeting and 2nd General Extraordinary Shareholders' Meeting took place, the Company is authorized to increase its capital stock to the limit of 1,500,000,000,000 shares either common or preferred. The Board of Directors is the competent agent to decide about this matter and consequent issuance of new shares, within the limit of the authorized capital. In such issuance of shares, it is not mandatory to issue new common and preferred shares in any given proportion so far as the final result maintains the legally prescribed voting to non-voting maximum limit of two thirds of the issued shares.

Background

Telefônica Data Brasil Holding S.A. was established on January 30, 2001, as the result of a partial spin-off of the net equity of Telecomunicações de São Paulo S.A. - TELESP, represented by investment in the wholly-owned subsidiary Telefônica Empresas S.A. and receivables of the mentioned subsidiary, approved by the Extraordinary General Shareholders' Meeting held on the same date. In the partial spin-off of Telecomunicações de São Paulo S.A. - Telesp and creation of the Company, a share of the same type of the new Company was issued for each share owned by Telesp shareholders, with the same rights of the previous outstanding shares. On May 08, 2001, the Company filed the corresponding request to Comissão de Valores Mobiliários (the Brazilian Security Exchange Commission) and became a "listed company".

Telefonica Data Brasil Holding - Business

The Company's businesses are among others, to control the subsidiary that operates the package switched service network, as well as to operate other services related to telecommunication activities; promote, through subsidiaries or affiliates, the expansion and implementation of package switched service network and other related services in its authorized area; to promote, to do or to guide the acquisition (from internal and external sources) of resources to be used by the Company or its subsidiary; to make or promote the import of assets and services for the subsidiary, perform other activities which are similar or related to its objective and hold interest in the capital of other companies.

Tables

Table **1** shows the Income Statement for Telefonica Data Brasil Holding S.A. The Table **2** shows the balance sheets and Table **3** shows the loans and financing and the shareholding structure.

Note: This press release contains forward-looking statements. Statements that are not statements of historical fact, including statements *about the beliefs and expectations of the Company management are forward looking statements. Some words are intended to identify* these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the actual results of operations of the Company may be different from the current Company expectations, and the reader should not place undue reliance on these forward looking statements. Forward-looking statements speak only as of the date they are made and the Company does not undertake any obligation to update them in light of new information or future developments.

TELEFÔNICA DATA BRASIL HOLDING S.A.

Table 1. Consolidated income statements

For the periods ended March 31, 2004 and 2003

Corporate Law Method

(Unaudited)

(in thousands of Brazilian reais - R$)

	Consolidated		
	Mar-04	Mar-03	*var.*
Gross Operating Revenue	**172,286**	**140,022**	*23.0%*
Data Transmission	133,425	118,266	*12.8%*
Switched Packaged	130,863	90,098	*45.2%*
Speedy link / Switched IP	2,562	28,168	*-90.9%*
Commissions (*)	28,217	20,742	*36.0%*
Other telecommunications services	10,644	1,014	*949.7%*
Taxes + others	(31,971)	(30,344)	*5.4%*
Net operating revenue	**140,315**	**109,678**	*27.9%*
Operating expenses	**(114,971)**	**(99,120)**	*16.0%*
Payroll and related charges	(24,540)	(18,848)	*30.2%*
General and administrative expenses	(87,226)	(77,248)	*12.9%*
Taxes	(2,314)	(2,418)	*-4.3%*
Provisions	(1,077)	(1,251)	*-13.9%*
Investment gains (losses)	-	-	-
Other operating revenues / (expenses)	186	645	*-71.2%*
Earnings before interest taxes, depreciation and amortization - EBITDA	**25,344**	**10,558**	*140.0%*
Depreciation and amortization	(22,867)	(18,513)	*23.5%*
Financial revenues	5,462	21,158	*-74.2%*
Financial expenses	(13,807)	(30,584)	*-54.9%*
Operating income	**(5,868)**	**(17,381)**	*-66.2%*
Nonoperating revenues (expenses)	63	209	*-69.9%*
Income before income tax and social contribution	**(5,805)**	**(17,172)**	*-66.2%*
Income tax	1,111	3,881	*-71.4%*
Social contribution	400	1,499	*-73.3%*
Net income	**(4,294)**	**(11,792)**	*-63.6%*

(*) Relates to commissions for voice services rendered by Telesp to clients of controlled company Telefônica Empresas S.A.

TELEFÔNICA DATA BRASIL HOLDING S.A.

Table 2. Balance Sheet

At March 31, 2004 and December 31, 2003

Corporate Law - Unaudited

(in thousands of reais - R$)

ASSETS	Consolidated Mar-04	Consolidated Dec-03
Current Assets	**119,021**	**135,638**
Cash and cash equivalents	5,877	35,116
Cash and bank accounts	5,774	25,027
Financial investments	103	10,089
Accounts receivable	112,249	99,861
Accounts receivable from customers	119,608	107,313
Allowance for doubtful accounts	(25,576)	(24,755)
Recoverable taxes	14,778	11,908
Other recoverable expenses	681	1,000
Maintenance inventorie:	2,755	4,371
Unrealized Gains on Hedging Operation	-	-
Other assets	3	24
Recoverable advances	895	661
Long-term assets	**222,689**	**223,978**
Receivables from associated companies	2,681	4,570
Recoverables taxes	220,008	219,408
Other assets	-	-
Permanent Assets	**574,567**	**591,817**
Investiments - Goodwill	299,968	300,784
Property, plant and equipment - net	273,759	290,071
Deffered results	840	962
Total Assets	**916,277**	**951,433**

LIABILITIES	Consolidated Mar-04	Consolidated Dec-03
Current Liabilities	**285,115**	**319,239**
Payroll and related charges	15,374	19,445
Suppliers	64,103	94,071
Income tax and contributions	13,464	20,013
Loans and financing	164,241	157,874
Payables to associated companies	13,330	14,128
Consignments	1,075	1,086
Unrealized Losses on Hedging Operations	12,290	11,320
Other liabillities	1,238	1,302
Long-term liabilities	**27,769**	**24,507**
Income tax and contribution:	6	8
Loan and financing	27,236	24,104
Accrual for contingencies	438	395
Other liabilities	89	-
Shareholders' equity and funds provided for future capitalization	**603,393**	**607,687**
Capital Stock	702,879	702,879
Retained earnings / (losses)	(99,486)	(95,192)
Total liabilities	**916,277**	**951,433**

TELEFÔNICA DATA BRASIL HOLDING S.A.

Table 3

Loans and Financing

	Currency	Interest rate	Maturity	Balance as of Mar/04 Short Term	Long Term	Total
Loans denominated in foreign currency	(*)	1.30% to 27.50%	Until 2005	147,716	25,018	172,734
Financing in local currency	R$	103% of CDI	Until 2005	16,525	2,218	18,743
Total				164,241	27,236	191,477

The compositon of loans denominated in foreign currency is as follows:

	(*) Currency	Interest rate	Mar-04
Resolution 2770	USD	2.50% to 4.80%	84,280
Resolution 2770	YEN	1.30%	64,267
Debt assumption 1/	USD	23.30% to 27.50%	24,187
			172,734

1/ The loans denominated "Debt assumption" are the result of operations with financial institutions, where the controlled company Telefônica Empresas S.A assumed third parties loans along those institutions when it received the corresponding resources.

Shareholding structure

As of March 31, 2004

TDBH S/A	Common	Preferred	Total
Controlling Company	333,380,718,737	673,245,758,270	1,006,626,477,007
	92.94%	**94.50%**	**93.98%**
Others	25,335,412,694	39,191,496,261	64,526,908,955
	7.06%	**5.50%**	**6.02%**
Total number of shares	**358,716,131,431**	**712,437,254,531**	**1,071,153,385,962**